SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Name of Subject Company)
TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Name of Persons Filing Statement)
Preferred Shares, no par value, and American Depositary Shares, each representing two Preferred Shares (Title of classes of securities)	87944E105 (CUSIP number of preferred stock)
Ernesto Gardelliano Telemig Celular Participações S.A. Rua Levindo Lopes, 258 – Funcionários Belo Horizonte (MG) – Brazil – cep: 30.140-170 Telephone Number: 55 31 9933-3535
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Diane G. Kerr, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Item 1.  Subject Company Information

The name of the subject company is Telemig Celular Participações S.A., a Brazilian publicly held stock corporation (sociedade por ações de capital aberto). Telemig Celular Participações S.A.is referred to herein as “Telemig Holdings” or the “Company”. Telemig Holdings’ principal executive offices are located at Rua Levindo Lopes, 258- Funcionários, 30,140-170, Belo Horizonte—MG, Brazil. The telephone number of Telemig Holdings’ principal executive offices is +55-31-9933-3535.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the preferred shares, no par value, of Telemig Holdings (“preferred shares”) and American Depositary Shares, each representing two preferred shares (“ADSs”). As of April 4, 2008, 22,741,002 preferred shares (including preferred shares represented by ADSs) were issued and outstanding, of which 969,932 preferred shares are owned directly by Vivo Participações S.A. (“Vivo Participações”).

Item 2.  Identity and Background of Filing Person

The name, business address and business telephone number of Telemig Holdings, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer (the “Offer”) made by TCO IP S.A. (“TCO IP”), a company controlled by Vivo Participações and Vivo S.A., both corporations organized under the laws of Brazil, and with Vivo S.A. being wholly owned by Vivo Participações, to purchase for cash up to 7,257,020 preferred shares, no par value, including preferred shares represented by ADSs, of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil. The purchase price offered is R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under transaction “PTAX 800, Option 5” published by the Central Bank of Brazil (the “Central Bank”) through the SISBACEN System at 7:00 p.m., Brasilia time on April 4, 2008, which was U.S.$1.00 = R$1.711) in cash net of the stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes.  The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated April 8, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer Documents”) and in the related Brazilian Offer Documents, which are filed as exhibits to the combined Schedule TO filed by Vivo Participações, dated April 8, 2008 (as it may be amended or supplemented from time to time, the “Combined Schedule”).

The principal executive offices of TCO IP are located at Setor Comercial Sul, Quadra 2, Bloco C, n° 256, 3° pavimento, Ed. Toufic, Plano Piloto, in the city of Brasilia, Federal District, Brazil. A representative of TCO IP may be reached at +55-21-9906-6622. The principal executive offices of Vivo Participações are located at Av. Roque Petroni Jr., no 1464, 6th floor – peot, “B” Building, 06701, in the city of São Paulo, state of São Paulo, Brazil. The telephone number of the principal executive offices of Vivo Participações is +55-11-7420-1172.

The Offer is being made following the conclusion of the acquisition of control by Vivo Participações of Telemig Celular Participações S.A. (and indirectly of Telemig Celular S.A.) pursuant to a Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A. and Vivo Participações, having as intermediary parties Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (the “Stock Purchase Agreement”).  Under the Stock Purchase Agreement, Vivo Participações acquired control of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. and secured indirect control over their respective subsidiaries, Telemig Celular S.A. and Amazônia Celular S.A. Vivo Participações sold to Telemar Norte Leste S.A. all of its interests in Tele Norte Celular Participações S.A. that it had acquired under the Stock Purchase Agreement immediately after such acquisition.  Concurrently with this tender offer, Vivo Participações is making a voluntary tender offer to purchase up to one-third of the outstanding preferred shares that it and its affiliates do not already own of every class of preferred stock of Telemig Celular S.A.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Telemig Holdings and its affiliates, on the one hand, and (i) Telemig Holdings’ executive officers, directors (including directors prior to the closing of the Stock Purchase Agreement and current directors) or affiliates, or (ii) TCO IP or any of its officers, directors or affiliates, or Vivo Participações or any of its officers, directors or affiliates, on the other.2

The Stock Purchase Agreement

The summary of the Stock Purchase Agreement in Item 2 is incorporated herein by reference.  The summary and description are qualified in their entirety by reference to the Stock Purchase Agreement, which has been filed as Exhibit 13 to this Schedule and is incorporated herein by reference.

Directors and Executive Officers

Prior to the closing of the transactions contemplated by the Stock Purchase Agreement, Telemig Holdings’ Board of Directors consisted of eleven members.  These former directors have the following share holdings in Telemig Holdings and its subsidiary, Telemig Celular, S.A.:

Telemig Holdings Board of Directors (prior to April 3, 2008)		Telemig Celular Participações S.A.			Telemig Celular S.A.
		Common	Preferred	Total	Common	Preferred	Total
1.	Sergio Spinelli Silva Junior (Chairman)	1	2	3	1	-	1
2.	Alberto Ribeiro Guth (Vice Chairman)	1	-	1	1	-	1
3.	Carlos Alberto Rosa	-	-	-	1	-	1
4.	Kevin Michael Altit	1	-	1	1	-	1
5.	Elemér André Surányi	1	-	1	1	-	1
6.	José Luiz Rodrigues	1	-	1	1	-	1
7.	Jose Wilson da Silva	1	-	1	1	-	1
8.	Wagner Pinheiro de Oliveira	1	-	1	-	-	-
9.	Danilo de Siqueira Campos	1	-	1	-	-	-
10.	Eléu Magno Baccon	-	-	-	-	-	-
11.	Pedro Paulo Elejalde de Campos	1	-	1	-	-	-
	Total	9	2	11	7	-	7

Pursuant to the Stock Purchase Agreement, at closing the directors of Telemig Holdings resigned and new directors were appointed.  Currently, Telemig Holdings’ Board of Directors consists of ten members who have the following share holdings in Telemig Holdings and its subsidiary, Telemig Celular S.A.:

Telemig Holdings Board of Directors (beginning on April 3, 2008)		Telemig Celular Participações S.A.			Telemig Celular S.A.
		Preferred	Common	Total	Preferred	Common	Total
1.	Luis Miguel Gilpérez López	1	-	1	1	-	1
2.	João Pedro Amadeu Baptista	1	-	1	1	-	1
3.	Shakaf Wine	1	-	1	1	-	1
4.	Félix Pablo Ivorra Cano	1	-	1	-	-	-
5.	Ignacio Aller Malo	1	-	1	-	-	-

Telemig Holdings Board of Directors (beginning on April 3, 2008)		Telemig Celular Participações S.A.			Telemig Celular S.A.
		Preferred	Common	Total	Preferred	Common	Total
6.	Rui Manuel de Medeiros D’Espiney Patricio	1	-	1	1	-	1
7.	Luiz Kaufman	1	-	1	-	-	-
8.	José Guimaraes Monforte	1	-	1	-	-	-
9.	António Gonçalves de Oliveira	1	-	1	1	-	1
10.	Marcelo Santos Barbosa	1	-	1	-	-	-
	Total	10	-	10	5	-	5

The current executive officers of Telemig Holdings do not own any common or preferred shares of Telemig Holdings or Telemig Celular S.A.

Luis Miguel Gilpérez López is General Director of the Mobile division of Telefónica International, an affiliate of Vivo Participações, a member of the Supervisory Board of Brasilcel N.V., the controlling shareholder of Vivo Participações, and a Chairman of the Board of Directors of Telemig Celular Participações S.A. and of Telemig Celular S.A. He has been a member of the Board of Directors of Telemig Holdings, since April 3, 2008.

João Pedro Amadeu Baptista is currently the Vice Chairman of the Supervisory Board of Brasicel N.V.; Vice Chairman of the Board of Directors of Vivo Participações; Vice Chairman of the Board of Directors of Telemig Celular Participações S.A. and Chairman of the Supervisory Board of Portugal Telecom —Investimentos Internacionais Consultoria Internacional, S.A., PT Móveis—Serviços de Telecomunicações, SGPS, S.A.; PT Acessos de Internet WI-FI, S.A.; PT Ventures, SGPS, S.A., Portugal Telecom Brasil, S.A. and Mobitel, which are all affiliates of Vivo Participações.

Shakaf Wine is the President of Portugal Telecom Brasil S.A., an affiliate of Vivo Participações, an executive board member of PT Investimentos Internacionais S.G.P.S., an affiliate of Vivo Participações, a member of the board of directors of Brasilcel N.V., Universo Online S.A., Telemig Celular Participações S.A., and Vice Chairman of the Board of Directors of Telemig Celular S.A.

Felix Pablo Ivorra Cano was the President of the Board of Directors of Vivo Participações from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Telecomunicações de São Paulo S.A., an affiliate of Vivo Participações, Brasilcel N.V., Telemig Celular Participações S.A. and Telemig Celular S.A.

Ignacio Aller Malo is a member of the Board of Directors of Telefónia Móviles México, S.A. de C.V., an affiliate of Vivo Participações, Brasilcel N.V. and Telemig Celular Participações S.A.. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A., an affiliate of Vivo Participações, since 2003 and has held several positions at Telefónica de España since 1967.

Rui Manuel de Medeiros D’Espiney Patrício is a member of the Board of Directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Klabin S.A., Jerónimo Martins (Portugal) and Espírito Santo International Holding, all of which are affiliates of Vivo Participações. He is currently a director of Telemig Celular Participações S.A. and Telemig Celular S.A.

Luiz Kaufman, José Guimarães Monforte and António Gonçalves de Oliveira have been members of the Board of Directors of Telemig Celular Participações S.A. since April 3, 2008.

Except for one member appointed by the minority shareholders of Telemig Participações (Marcelo Santos Barbosa) all of the members of the Telemig Holdings board of directors are persons designated or appointed by Vivo Participações and are persons who are officers or directors of Vivo Participações. As officers and directors of Vivo Participações, these members of the Telemig Holdings board of directors could have conflicts of interest in connection with decisions relating to the offer.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

Telemig Holdings does not approve, disapprove or make any recommendation with respect to the Offer and would advise each holder of preferred shares (including preferred shares represented by ADSs) to make his or her own decision as to whether or not to tender into the Offer and, if so, the number of preferred shares (including preferred shares represented by ADSs) to tender.

In determining that Telemig Holdings would not approve, disapprove or make any recommendation with respect to the Offer, Telemig Holdings noted that Brazilian law, which governs the duties and obligations of Telemig Holdings, does not impose any fiduciary or other duty or obligation on Telemig Holdings or Telemig Holdings’ Board of Directors to seek or obtain any particular price or a fair price in the Offer, to approve or disapprove the Offer, to make any statement or recommendation or to otherwise play any role in connection with the Offer. Furthermore, Brazilian law does not impose any fiduciary or other duty or obligation on Telemig Holdings or Telemig Holdings’ Board of Directors to make any determination or analysis regarding the Offer or the Offer price, including whether or not the terms of the Offer or the Offer price is fair to unaffiliated security-holders, nor does it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of Telemig Holdings, the preferred shares and ADSs or the fairness of the Offer or to negotiate on behalf of the unaffiliated security-holders. Additionally, Vivo Participações designates or appoints all but one of the members of Telemig Holdings’ board of directors.

Background

On or about February 28, 2007, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), acting at the direction of the controlling shareholder of the Company at that time (i.e. Telpart Participações S.A.), contacted Vivo Participações  to preliminarily determine if Vivo Participações would be interested in participating in a competitive bid process they were organizing aimed at selling all of the shares of the Company owned by Telpart Participações S.A.

On March 19, 2007, representatives of Vivo Participações communicated Vivo Participações desire to proceed with evaluating a potential acquisition of the Company and, accordingly, its interest in participating in the competitive bid process organized by Merrill Lynch. In order to fulfill such purpose, Vivo Participações entered into a non-disclosure agreement with Telpart Participações S.A., which provided that, among other things, Vivo Participações would protect the confidentiality of all documents and information related to the properties and operations of the Company and its subsidiaries obtained during the competitive bid process.

On May 4, 2007, representatives and advisors of Vivo Participações began conducting their business, legal and financial due diligence investigations regarding the business and properties of the Company and their corresponding subsidiaries. In addition, senior management of Vivo Participações met with senior management of the Company and Telemig Celular S.A. to discuss the businesses of the Company and Telemig Celular S.A., and on May 23, 2007, Merrill Lynch arranged for Vivo Participações to attend management presentations given by the Company and Telemig Celular S.A. in the City of São Paulo, State of São Paulo.

On July 16, 2007, Vivo Participações submitted to Telpart Participações S.A. a binding offer to acquire all shares of the Company held by Telpart Participações S.A. During the period following the submission of such binding offer, representatives of Telpart Participações S.A. and Vivo Participações intensely negotiated the terms and conditions of the proposed acquisition.

On August 2, 2007, Vivo Participações, Telpart Participações S.A., the Company and Tele Norte Celular Participações S.A. entered into a Stock Purchase Agreement providing for the acquisition of control of the Company by Vivo Participações.

Pursuant to the terms of the Stock Purchase Agreement:

(i) Vivo Participações agreed to acquire 72,581,089,368 common shares and 9,699,320,342 preferred shares of the Company, representing approximately 53.90% of voting capital, 4.27% of non-voting capital and 22.73% of total capital for an aggregate purchase price of R$1,093,090,107.00 or R$14.21 per lot of 1,000 common shares of the Company and R$6.39 per lot of 1,000 of preferred shares of the Company (or R$63.90 per preferred share after giving effect to the 10,000:1 reverse stock split of the preferred shares effected on August 14, 2007, plus an interest rate factor and subject to certain other specified adjustments; and

(ii) The closing was only subject to the receipt of regulatory approval (most notably, the approval of “Agência Nacional de Telecomunicações—ANATEL” (“Anatel”), the Brazilian Communications regulator), the absence of legal prohibitions or impediments to closing, the inapplicability of certain Brazilian laws to the purchase transaction and other customary closing conditions such as the delivery of closing certificates and documentation.

On August 2, 2007, Vivo Participações publicly announced the transaction and the Offer.

 On October 23, 2007, ANATEL approved the transfer of control of the Company from Telpart to Vivo Participações. As the Stock Purchase Agreement provided that Vivo Participações would purchase the shares of the Company and the shares of Tele Norte Celular Participações S.A., the parties had to wait for the approval by ANATEL for the transfer of control of the shares of Tele Norte Celular Participações S.A.

On March 4, 2008, ANATEL issued its consent, valid for sixty days, regarding the transfer of control of Tele Norte from Telpart to Vivo Participações and subsequently from Vivo Participações to Telemar Norte Leste S.A.. Such consent was granted in addition to the ANATEL consent granted on October 23, 2007 for the transfer of control of the Company from Telpart to Vivo Participações.

On April 3, 2008, Vivo Participações completed the purchase of shares contemplated by the Stock Purchase Agreement.

The Stock Purchase Agreement and Telemar Stock Purchase Agreement have been filed as exhibits to the Schedule TO and summaries of their terms have been included with this Schedule 14D-9 to provide you with information regarding the terms of the agreements and are not intended to modify or supplement any factual disclosures about the Company or Vivo Participações in the public reports of the Company or Vivo Participações filed with the United States Securities and Exchange Commission.

Intent to Tender

Each current director of the Company only owns one preferred share of the Company, which was purchased in order to satisfy a Brazilian law requirement that each individual standing for election as a director of a company at a General Meeting of Shareholders be a shareholder at such company. Because such preferred shares were purchased to comply with Brazilian law, the Company understands that each current director does not intend to tender his preferred share.

We cannot affirm whether the former directors of the Company and its subsidiary, Telemig Celular S.A., will or will not accept this present offer and pursuant to Brazilian law, the former directors are not required to disclose their intent.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Neither Telemig Holdings nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of preferred shares (including preferred shares represented by ADSs) on Telemig Holdings’ behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as described below, no transactions in the preferred shares or ADSs has been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director (including directors prior to the closing of the Stock Purchase Agreement and current directors) or affiliate of the Company.

On March 27, 2008, each of the current directors bought a preferred share of the Company and five of the current directors purchased one preferred share each in the Company’s subsidiary, Telemig Celular S.A. (each as indicated in Item 3 above).  These purchases were made in order to satisfy a Brazilian law requirement that each individual standing for election as a director of a company at a General Meeting of Shareholders be a shareholder of such company.  The purchases were made at a price of R$50.80 for each preferred share of the Company and R$650.00 for each preferred share of Telemig Celular S.A., except for the purchase by Mr. Santos Barbosa, who bought 1 preferred share of the Company at a price of R$50.90 on March 28, 2008.

Item 7. Purposes of the Transaction and Plans or Proposals.

Telemig Holdings is not undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of securities of the Company by the Company, its subsidiary or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Telemig Holdings or its subsidiary, (iii) any purchase, sale or transfer of a material amount of the assets of Telemig Holdings or its subsidiary or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Telemig Holdings.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Certain Legal Matters

The Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of preferred shares (including preferred shares represented by ADSs) by TCO IP pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of preferred shares by TCO IP pursuant to the Offer.  TCO IP’s obligation under the Offer to accept for payment and pay for preferred shares is subject to certain conditions that are set forth in Section 12 of the Offer to Purchase and are incorporated herein by reference.

Forward-Looking Statements

This Schedule, including the Exhibits referred to herein, has certain statements by or relating to the Company and the transactions with TCO IP that are neither reported financial results nor other historical information.  These statements are forward-looking statements and, as such, are subject to qualifications concerning risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule.

Additional Information

The Company and Vivo Participações are subject to the informational requirements of the CVM and BOVESPA and file reports and other information relating to their business, financial condition and other matters with the CVM and BOVESPA. The CVM maintains an Internet site at http://www.cvm.gov.br, which contains reports and other information regarding issuers that file electronically with the CVM.

The Company and Vivo Participações file annual reports on Form 20-F and furnish reports on Form 6-K to the SEC. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov. Such material should also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005 and the library of BOVESPA, Rua XV de Novembro, 275, 01013-001, São Paulo, SP, P.O. Box: 3456.

The SEC allows us to “incorporate by reference” information into this Schedule, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is deemed to be part of this Schedule, except for any information superseded by information directly in this Schedule.  The information in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

Exhibit 1	The Offer to Purchase dated April 8, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Vivo Participações filed on April 8, 2008).
Exhibit 2
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Vivo Participações filed on April 8, 2008).

Exhibit 3
Notice of Voluntary Tender Offer for Acquisition of preferred shares issued by Telemig Celular Participações S.A., and Telemig Celular S.A. dated April 8, 2008 (English translation) (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Vivo Participações filed on April 10, 2008).

Exhibit 4
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Vivo Participações filed on April 8, 2008).

Exhibit 5
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Vivo Participações filed on April 8, 2008).

Exhibit 6	Summary Advertisement published on April 8, 2008 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Vivo Participações filed on April 8, 2008).
Exhibit 7	Press release issued by Vivo Participações on August 2, 2007 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of Vivo Participações filed on April 8, 2008).
Exhibit 8
Material fact filed by Vivo Participações with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil (“CVM”), on August 2, 2007 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of Vivo Participações filed on April 8, 2008).

Exhibit 9
Analyst and investor presentation presented by Vivo Participações on August 2, 2007 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of Vivo Participações filed on April 8, 2008).

Exhibit 10
Valuation Report as per CVM Instruction 361 prepared by BES Investimento do Brasil S.A. – Banco de Investimento for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of Vivo Participações filed on April 10, 2008).

Exhibit 11	Press release issued by Vivo Participações on April 8, 2008 (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of Vivo Participações filed on April 8, 2008).
Exhibit 12
Material Fact filed by Telemig Holdings with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil (“CVM”), on August 3, 2007 (incorporated herein by reference to the Company’s Form 6-K filed on August 3, 2007).

Exhibit 13
Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A. and Vivo Participações S.A., having as intermediary parties Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (incorporated herein by reference to Exhibit (d)(1)(A) to the Schedule TO of Vivo Participações filed on April 8, 2008).

Exhibit 14
Stock Purchase Agreement dated as of December 20, 2007 among Vivo Participações S.A. and Telemar Norte Leste S.A. (incorporated herein by reference to Exhibit (d)(1)(B) to the Schedule TO of Vivo Participações filed on April 8, 2008)

Exhibit 15
Confidentiality Agreement between Company and Vivo Participações dated as of March 19, 2007 (incorporated herein by reference to Exhibit (g)(1) to the Schedule TO of Vivo Participações filed on April 8, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2008

Telemig Celular Participações, S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Financial and Investor Relations Director